UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, February 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Commissioned Development Agreement

On February 8, 2022, Guardforce AI Co., Limited (the “Company”) entered into a Commissioned Development Agreement (the “Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Kewei”), wherein Kewei will develop a robotics management platform named GFAI Intelligent Cloud Platform V2.0 (the “Platform”) for the Company. The initial term of the Agreement will be from February 8, 2022 until Decemeber 31, 2024, in accordance with certain development milestones listed in an exhibit to the Agreement. The Company agreed to deliver payment to Kewei in the amount of USD$5,000,000, discounted to USD$3,000,000 provided the Company were to issue a one-time, lump sum payment within five (5) business days of the execution of the Agreement, which $3,000,000 amount the Company timely paid. The Company will be the sole owner of all intellectual property rights in the Platform. The Agreement is governed by and construed in accordance with the laws of Hong Kong.

Although Kewei is affiliated with the Company, after careful consideration, the board of directors of the Company unanimously determined that the quotation received from Kewei was just, equitable and fair to the Company and that it would be in the best interests of the Company to enter into the Agreement with Kewei.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Commissioned Development Agreement dated February 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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